Exhibit 12.1

Ratio of earnings to fixed charges

(in thousands, except ratio data)

	Years Ended					Three Months Ended
	December 29, 2002	December 30, 2001	December 31, 2000	January 1, 1999	December 27, 1998	March 30, 2003
EARNINGS:
Income (loss) before taxes	$5,873	$(32,050)	$70,780	$31,571	$(4,671)	$(16,513)
Fixed charges	743	1,030	1,106	1,881	1,444	183

Total earnings (loss)	$6,616	$(31,020)	71,886	$33,452	$(3,227)	$(16,330)

FIXED CHARGES:
Interest expense	$81	$82	$47	$646	$572	$14
Estimated interest charges within rental expense	662	948	1,059	1,235	872	169

Total fixed charges	$743	$1,030	$1,106	$1,881	$1,444	$183

RATIO OF EARNINGS TO FIXED CHARGES	8.9	N/A (1)	64.9	17.8	N/A (2)	N/A (3)

(1)	As a result of the net loss incurred in fiscal 2001, the Company was unable to fully cover fixed charges. The amount of such deficiency in fiscal 2001 was approximately $32.1 million.
(2)	As a result of the net loss incurred in fiscal 1998, the Company was unable to fully cover fixed charges. The amount of such deficiency in fiscal 1998 was approximately $4.7 million.
(3)	As a result of the net loss incurred in the first fiscal quarter of 2003, the Company was unable to fully cover fixed charges. The amount of such deficiency in the first fiscal quarter of 2003 was approximately $16.5 million.